SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on December 24, 2004, regarding the acceptance of Ofgem Price Control Proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	December 29, 2004	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

ScottishPower Accepts Ofgem Price Control Proposals

ScottishPower has accepted Ofgem’s Final Proposals of 29th November in respect of the Electricity Distribution Price Control Review, as applicable to its distribution businesses, SP Distribution and SP Manweb, subject to these proposals being fully reflected in licence modifications. The new price controls will run for five years from 1st April 2005.

In addition, Ofgem’s Final Proposals of 17th December in respect of the extension to the price control of the ScottishPower transmission business, SP Transmission, have been accepted, again subject to these proposals being fully reflected in licence modifications. The extended price control will run for two years from 1st April 2005.

Further Information:

Colin McSeveny	Group Media Relations Manager	0141 636 4515
David Ross	Investor Relations Manager	0141 566 4853